

Mail Stop 3030

September 18, 2009

Via U.S. Mail

Mr. Shouguan Sun
Chief Executive Officer
China Wind Energy Inc.
No. 2 Haibin Road, Binxi Developing Area
Heilongjiang Province, People's Republic of China 150000

      Re: China Wind Energy Inc.
              Form 10-K for the fiscal year ended July 31, 2008
              Filed November 12, 2008
              File No. 0-53480

Dear Mr. Shouguan Sun:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kevin L. Vaughn
              Accounting Branch Chief